UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 14, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jazz Pharmaceuticals Public Limited Company

File No. 1-33500 - CF#30584

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Jazz Pharmaceuticals Public Limited Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 13, 2014.

Based on representations by Jazz Pharmaceuticals Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1 through January 13, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary